

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

Via Facsimile
Shigesuke Kashiwagi
Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re: Nomura Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed June 27, 2013**
> **Form 6-K**
> **Furnished December 20, 2013**
> **File No. 001-15270**

Dear Mr. Kashiwagi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 6-K furnished on December 20, 2013

Notes to the Consolidated Financial Statements (UNAUDITED)

Note 3 - Derivative instruments and hedging activities, page F-43

1.   You disclose in footnotes (2) and (1) on pages F-46 and F-54, respectively, that the gross amounts within the tabular presentation include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. Given that the scope of the disclosures in ASC 210-20-50-1(d) is only applicable to certain financial instruments that are offset in accordance with ASC 210-20-45 and ASC 815-10-45 and those that are subject to an enforceable master

netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45, please separately quantify the amount of derivatives included within your tabular disclosure that are not subject to an enforceable master netting arrangement. Additionally, please revise your disclosure in future filings to describe any common features or counterparties to these types of derivative contracts where you do not have an "enforceable" master netting arrangement, and clarify whether these derivatives are risk managed any differently than the derivatives that are subject to "enforceable" master netting arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3494 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief